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wilmerhale.com

September 4, 2024

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance – Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Chen Chen

Kathleen Collins

Aliya Ishmukhamedova

Mitchell Austin

Re:	Toro CombineCo, Inc.

Registration Statement on Form S-4

Filed June 27, 2024

File No. 333-280529

Ladies and Gentlemen:

This letter is being submitted on behalf of Toro CombineCo, Inc. (“Toro”) in response to the comments of the staff (the “Staff”) of the Office of Technology of the Division of Corporation Finance of the United States Securities and Exchange Commission with respect to Toro’s Registration Statement on Form S-4, filed on June 27, 2024 (the “Registration Statement”), as set forth in the Staff’s letter dated July 24, 2024 to Michael Cotoia, Chief Executive Officer of Toro (this “Comment Letter”). Toro is concurrently filing its Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced in bolded and italicized font herein with Toro’s response below each numbered comment. Unless otherwise indicated, the page references in the Staff’s comments refer to the Registration Statement, and the page references in Toro’s responses refer to the Amended Registration Statement. Where appropriate, Toro has responded to the Staff’s comments by making changes to the disclosure in the Amended Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement. The response provided herein is based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by or on behalf of Toro.

On behalf of Toro, we advise you as follows:

Registration Statement on Form S-4

Voting by TechTarget Directors and Executive Officers, page 90

1.	Please include the disclosure required by Item 3(h) of Form S-4.

Response: We acknowledge the Staff’s comment and confirm that Toro will populate the information regarding the number of shares of TechTarget, Inc. (“TechTarget”) common stock, par value $0.001 (“common stock”), beneficially owned by TechTarget’s directors and executive officers and their affiliates once the record date has been determined. We further note that the applicable vote required to approve the Transactions is provided in the paragraphs that precede such information and that Toro’s directors and executive officers are officers of TechTarget.

Background of the Transactions, page 98

2.	Please expand your disclosures regarding the background of the transaction to include:

•

any discussions with Informa about the potential loss of clients in the near future or any other events that may materially affect the NewCo prospects or its financial projections for future performance of the business;

•	any discussions relating to the assumptions underlying any target projections;

•	whether there were any valuations or other material information about the companies involved in this transaction provided to potential investors that have not been disclosed publicly;

•	the negotiation of any contingent payments to be received by target shareholders; and

•	the negotiation of any arrangements whereby any shareholder agrees to waive its redemption rights.

Response: We respectfully advise the Staff that Toro has revised the disclosure starting on page 106 of the Amended Registration Statement in response to the Staff’s comment. We further respectfully advise the Staff that to the extent the revised disclosure does not address one of the topics enumerated in the Staff’s comment, no material developments or events took place prior to execution of the Transaction Agreement with respect to such topics and therefore no disclosure has been added to the Amended Registration Statement.

Projected Financial Data, page 120

3.

We note your disclosure that “the Forecasts reflect numerous estimates and assumptions made by the management.” Please include here a summary of key assumptions. Also, to the extent your forecasts reflect more than simple growth rates, explain why these rates are reasonable and disclose the limitations presented by the difficulty in sustaining significant growth rates over a long period of time. Please refer to Items 10(b)(2) and (b)(3)(i) of Regulation S-K.

Response: We respectfully advise the Staff that Toro has revised the disclosure starting on page 124 of the Amended Registration Statement in response to the Staff’s comment.

U.S. Federal Income Tax Consequences of the Transactions, page 145

4.

We note your disclosure that for U.S. federal income tax purposes, the Transactions are intended to constitute a transaction that is described in Section 351 of the Internal Revenue Code. If you believe the Transactions qualify as a transaction that is described in Section 351 of the IRC, please file a legal opinion supporting such a conclusion. Alternatively, revise your current disclosure, both here and elsewhere, to first make clear that it is uncertain whether the Transactions will qualify as a Section 351 transaction and then discuss the potential consequences to shareholders if the Transactions: (1) do not qualify as a Section 351 transaction; and (2) qualify as a Section 351 transaction. Additionally, please revise to clearly and plainly state what a transaction described in Section 351 of the IRC is.

Response: We respectfully advise the Staff that Toro has revised the disclosure starting on page 146 of the Amended Registration Statement in response to the Staff’s comment. We further advise the Staff that a copy of the tax opinion of Wilmer Cutler Pickering Hale and Dorr LLP has been filed as Exhibit 8.1 to the Amended Registration Statement.

Term Loan Credit Facility, page 207

5.

We note that prior to the closing, you intend to enter into a revolving credit facility or other senior lending facility. Please revise to provide an update on the status of this plan and clarify whether you intend to enter into this facility prior to the effectiveness of this registration statement.

Response: We respectfully advise the Staff that Toro has revised the disclosure starting on pages 47 and 210 of the Amended Registration Statement in response to the Staff’s comment.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 5. Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 220

6.

Please explain further the basis for pro forma adjustments 5(i), 6(e) and 7(f). In this regard, you state that pursuant to the terms of the Transaction Agreement, Informa will assume contingent consideration liabilities. Clarify whether the reference here to Informa is to Informa PLC and if so, tell us why Informa is assuming contingent consideration on businesses that were contributed as part of the Merger Agreement. Also, tell us where you include a discussion of these terms in the filing and specifically in the Transaction Agreement section beginning on page 162.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that the contingent consideration liabilities are comprised of acquisition-related contingent consideration relating to potential revenue growth for Industry Dive and future revenue and cost performance for Canalys, which are further described in Note 5 – Acquisitions pages FS-22 through FS-25 of the Registration Statement, now pages FS-26 through FS-31 of the Amended Registration Statement (collectively, the “Contingent Consideration Liabilities”). The Contingent Consideration Liabilities are included in the Informa Tech Digital Businesses of Informa PLC Audited Annual Combined Financial Statements because they are a part of the

Informa Tech Digital Businesses’ liabilities for the historical periods presented and arose from the acquisition of Industry Dive and Canalys, both of which will become part of Toro as part of the Transactions. However, as part of the negotiation of the Transaction Agreement, Informa PLC (“Informa”) agreed to transfer the Informa Tech Digital Businesses without the Contingent Consideration Liabilities.

To memorialize such agreement, the Contingent Consideration Liabilities were included within the definition of “Ivory Excluded Liabilities” in the Transaction Agreement and will be assigned to an Informa Retained Group member prior to the closing of the Transactions as part of the Separation, which is discussed under the heading “Informa Tech Digital Businesses Separation Plan” beginning on page 182 of the Registration Statement, now page 184 of the Amended Registration Statement. Specifically, the last paragraph of that section indicates that “(ii) liabilities related to acquisition or disposition transactions” will not be assumed by Toro as part of Transactions and will instead be transferred to an Informa Retained Group member as part of the Separation.

Rule 11-02(a)(6)(i)(A) of Regulation S-X requires that Toro calculate the pro forma adjustments using the measurement date and method prescribed by the applicable accounting standards. The applicable measurement date and method for determining whether the liabilities should be recognized on Toro’s balance sheet is set forth in ASC 805-20-25 and provides in relevant part that “as of the acquisition date, the acquirer shall recognize, separately from goodwill…. the liabilities assumed…” as part of the transaction. As discussed above, the Contingent Consideration Liabilities will be transferred to an Informa Retained Group member prior to the effectiveness of the registration statement and therefore will not be a liability of the Informa Tech Digital Business at or after the closing of the Transactions. Rule 11-02(a)(6)(i)(A) of Regulation S-X and ASC 805-20-25, therefore, require that we eliminate the Contingent Consideration Liabilities from the Pro Forma Condensed Combined Balance Sheet of Toro as of March 31, 2024, which was accomplished through the proforma adjustment described in footnote 5(i) (such adjustment, the “Pro Forma Balance Sheet Adjustment”).

Rule 11-02(a)(6)(i)(B) of Regulation S-X further requires that we make adjustments to the Pro Forma Statements of Comprehensive Income of Toro as for the three months ended March 31, 2024 and the year ended December 31, 2023 to give effect to the Pro Forma Balance Sheet Adjustment, assuming those adjustments were made as of January 1, 2023. Specifically, Rule 11-02(a)(6)(i)(B) of Regulation S-X requires that we eliminate any gain or loss attributable to the remeasurement of the Contingent Consideration Liabilities during the periods presented, which was accomplished through the proforma adjustments described in footnotes 6(e) and 7(f).

Note 7. Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Income for the Year Ended December 31, 2023, page 225

7.

Your disclosure on page 165 indicates that the vesting for various TechTarget Incentive Awards (e.g., TechTarget Options, Pre-Signing TechTarget RSU, TechTarget RSU) will accelerate upon effectiveness of the Merger. Please tell us how you considered an adjustment to reflect the additional compensation expense in your pro forma financial statements for the acceleration of these awards, or revise. Refer to Rule 11-02(a)(6)(i)(B) of Regulation S-X.

Response: We note that Rule 11-02(a)(6)(i)(B) of Regulation S-X and the associated guidance require that we reflect adjustments in the Pro Forma Statements of Comprehensive Income of Toro for the three months ended March 31, 2024 and the year ended December 31, 2023 only if the acceleration of the share-based compensation awards as part of the proposed transactions (the “Applicable Awards”) or the post combination vesting of replacement awards which are not accelerated (the “Replacement Awards”) is expected to result in Toro incurring compensation expense in excess of the amounts historically incurred by TechTarget during the periods presented.

The compensation expense associated with the acceleration of the Applicable Awards is considered to occur immediately prior to the consummation of the proposed transactions and, as such, it is not considered to be an expense of Toro. Rather, the shares and cash issued to settle the Applicable Awards are considered to be part of the purchase consideration (as defined in ASC 805-30-30-7) for the proposed transactions. Consistent with the principles underlying Rule 11-02(a)(6)(i)(B) of Regulation S-X, such compensation expense is reflected as having occurred as of January 1, 2023. As such, the acceleration of the Applicable Awards does not result in additional compensation expense for Toro or any requirement to present a pro forma financial statement adjustment to account for any such compensation expense attributable to Toro in the periods presented.

We additionally considered whether there was any incremental compensation cost associated with the Replacement Awards. During the twelve months ended December 31, 2023 and three months ended March 31, 2024, the compensation cost historically recorded for the awards that are being replaced with the Replacement Awards was $12.8 million and $3.1 million, respectively, in the historical TechTarget financial statements. The calculated compensation costs associated with the post close vesting of the Replacement Awards would be $6.7 million and $1.5 million during the twelve months ended December 31, 2023 and three months ended March 31, 2024, respectively. As such, we determined that the post close vesting of the Replacement Awards resulting from the proposed transactions did not result in any compensation costs that were incremental to historically recorded amounts during the twelve months ended December 31, 2023 or the three months ended March 31, 2024 periods. Consequently, we did not make any pro forma adjustments to the amounts recorded in the historical TechTarget financial statements.

8.

Your adjustment 7(e) states that TechTarget estimates incurring non-recurring transaction costs of $24,344 thousand related to the Transactions within 12 months from the Closing Date. Please also disclose the amount of transaction costs that are expected to be incurred by Informa Tech Digital Businesses (the Business), and your consideration to include an adjustment for such costs, if any, in your pro forma financial statements.

Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have updated the Unaudited Pro Forma Condensed Combined Statement of Income for the year ended December 31, 2023 to include an adjustment for the estimated non-recurring transaction costs related to the Transaction of $4,470 thousand expected to be incurred by Informa Tech Digital Businesses within 12 months from the Closing Date. We have also updated the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2024 to include the same adjustment which is offset by a capital contribution recorded as additional paid-in capital since Informa plc is assuming this liability on behalf of Informa Tech Digital Businesses. We would also like to note that we have included transaction costs incurred in the six months ending June 30, 2024 of $26,955 thousand in the Unaudited Interim Condensed Combined Financial Statements of Informa Tech Digital Businesses appearing on page 215 of the Amended Registration Statement.

Under ASC 805, costs related to the proposed transaction are not part of the allocation of the consideration transferred. These costs are expensed in the periods in which costs are incurred and the services are received. As noted above, transaction costs of $26,955 thousand related to the Transaction and paid by Informa, have been reflected in the historical interim financial statements of Informa Tech Digital Businesses. In doing so, we considered the guidance in SAB Topic 1.B.1 to determine whether these costs were incurred for the benefit of Informa Tech Digital Businesses and, accordingly, should be recorded in the historical interim financial statements of Informa Tech Digital Businesses. SAB Topic 1.B.1 further requires that a registrant reflect all of its cost of doing business, including those incurred by Informa on its behalf. The transaction costs reflected in Informa Tech Digital Businesses historical interim financial statements primarily relate to advisory, legal, and professional accounting costs associated with the preparation of the Informa Tech Digital Businesses historical financial statements and the completion of the proposed Transaction in the six months ended June 30, 2024. Therefore, we have determined that these costs directly benefit Informa Tech Digital Businesses and should be reflected in the historical financial statements. Previous costs for deal advisory, legal, and due diligence services incurred by Informa as part of negotiating the Transaction with TechTarget, were considered to be for the benefit of Informa and not Informa Tech Digital Businesses, and therefore have not been allocated to Informa Tech Digital Businesses.

Business

Supplemental Historical and Unaudited Non-GAAP Pro Forma Information, page 287

9.

We note your reference to “non-GAAP Pro Forma” in the table on page 288, however, the table does not include any non-GAAP information. Please explain or revise. In addition, we note the adjustment for group allocation costs in the reconciliation on page 290, which include costs related to finance, legal, human resources and investor relations that will be provided by TechTarget after the Merger. Tell us how this adjustment differs from a pro forma management adjustment pursuant to Rule 11-01(a)(7) of Regulation S-X that typically would only be presented in the footnotes to pro forma financial information presented under Article 11 of Regulation S-X. Please explain or revise to remove this adjustment. Refer also to Question 100.01 of the Non-GAAP C&DIs.

Response: We respectfully advise the Staff that Toro has removed the reference to “non-GAAP” in the table appearing on page 288 of the Registration Statement, now page 290 of the Amended Registration Statement.

We further acknowledge the Staff’s comment and note that the financial information presented on page 290 of the Registration Statement, now page 296 of the Amended Registration Statement, does not implicate management adjustments under Rule 11-01(a)(7) of Regulation S-X. We note, however, that Rule 11-02(a)(7) of Regulation S-X provides that “Management’s Adjustments depicting synergies and dis-synergies of the acquisitions and dispositions for which pro forma effect is being given may, in the registrant’s discretion, be presented if in its management’s opinion, such adjustments would enhance an understanding of the pro forma effects of the transaction….” Toro’s management has elected not to present permitted management adjustments to its Unaudited Pro Forma Condensed Combined Financial Information as it does not believe that the presentation of permitted management adjustments in isolation will enhance an investor’s understanding of the effects of the transaction since the expected synergies and dis-synergies of the proposed transactions are not expected to be realized immediately and are not expected to be expressly addressed on a go-forward basis in Toro’s financial statements.

Instead, Toro’s management has elected to provide Supplemental Historical and Unaudited Non-GAAP Pro Forma Information, specifically, Non-GAAP Pro Forma Adjusted EBITDA, for the historical periods presented elsewhere in the Form S-4. The decision to provide Non-GAAP Pro Forma Adjusted EBITDA was made in light of the facts that (i) TechTarget’s investors are deeply familiar with the concept of Adjusted EBITDA (TechTarget has provided its investors with TechTarget’s full year and quarterly Adjusted EBITDA performance for over a decade) and (ii) Non-GAAP Pro Forma Adjusted EBITDA represents a useful additional performance measure that TechTarget’s investors can use to evaluate the pro forma operating results of the combined company and one that Toro’s management expects to use for planning purposes and in presentations to its Board of Directors following the closing of the proposed transactions. Further, Toro’s management expects to continue to provide investors with the Adjusted EBITDA performance of the combined company in subsequent earnings releases and other investor communications following the closing of the proposed transactions.

Regarding the Staff’s request that Toro advise how the adjustments made under the definition of Adjusted EBITDA differ from permitted pro forma management adjustments, we note that pro forma management adjustments are limited to amounts attributable to the expected synergies and dis-synergies of the proposed transactions, whereas Toro’s definition of Adjusted EBITDA eliminates certain items of expense regardless of whether they are expected to be reduced by the synergies of the combined business. For instance, a portion of the adjustments made under the Adjusted EBITDA calculation relate to historical projects and cost of resources in the historical financial statements for the Informa Tech Digital Businesses that are not expected to transfer to Toro following the closing of the proposed transactions. In other words, the functions underlying these expenses are not expected to be a part of the combined company from the outset, which is distinct from a pro forma management adjustment that relates to synergies to be realized based on post-closing actions of management of the combined company. Moreover, permitted management adjustments may only be provided in the footnotes to the pro forma financial information, which limits their utility when comparing the pro forma operating results of the combined company against the historical performance of TechTarget on a standalone basis.

Toro’s management also evaluated whether it was advisable to make the pro forma management adjustments permitted by Rule 11-02(a)(7) of Regulation S-X and present Non-GAAP Pro Forma Adjusted EBITDA. After review of the above, Toro’s management determined that it would potentially be confusing to investors to present both (i) permitted management adjustments, which are subject to the limitations noted above, and (ii) Adjusted EBITDA, which would eliminate similar categories of expense. In light of this analysis and for the reasons stated above, Toro’s management elected to present only Non-GAAP Pro Forma Adjusted EBITDA in the Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Informa Tech Digital Businesses

Overview, page 303

10.

We note that the Business significantly revised the fair value of contingent consideration attributable to Industry Dive and recorded a goodwill impairment charge during fiscal 2023 due to continued macro-economic challenges resulting in revised long-term revenue projections for this business. Please tell us whether the decline in such revenue projections is a known trend or uncertainty that is reasonably likely to have a material impact on revenue or income from continuing operations. If so, revise to include a discussion of this potential trend in the Overview section. Refer to Item 303(b)(2)(ii)(B) of Regulation S-X.

Response: We acknowledge the Staff’s comment and have reviewed the guidance set forth in Item 303(b)(2)(ii)(B) of Regulation S-X. We have revised the disclosure under Industry Backgrounds and Trends beginning on page 310 of the Amended Registration Statement, to include further disclosure of material known trends and uncertainties.

Informa Tech Digital Businesses of Informa PLC Audited Annual Combined Financial Statements

Note 2. Significant accounting policies

Revenue, page FS-15

11.

Please tell us and revise to disclose the contract terms for each of your revenue streams (i.e., marketing, advertising services and sponsorship, intelligence subscription services, etc.). For the marketing, advertising services and sponsorship arrangements in which revenue is recognized as advertisements are delivered or when qualified leads or impressions are delivered, clarify how you determine the amount to be recognized upon each event throughout the term of the contract.

Response: We respectfully advise the Staff that Informa has revised the disclosure under Note 2 starting on page FS-16 of the Amended Registration Statement to include further disclosure of the contract terms for each of the revenue streams in response to the Staff’s comment. They have also revised the disclosure to clarify how they determine (i) how the amount that will be recognized for advertisements as they are delivered and (ii) the amount that will be recognized when qualified leads or impressions are delivered in response to the Staff’s comment.

Note 12. Related party transactions, page FS-35

12.

You state that the allocation of certain general corporate expenses may not reflect the amounts that would have been incurred if the Business had operated on a standalone basis. Since agreements with related parties are by definition not at arms-length and may be changed at any time, please revise to disclose management’s estimate of what the expenses would have been on a stand-alone basis for each period presented, if practicable and materially different than the results provided. Alternatively, revise to state, if true, that it is not practicable to estimate such costs. Refer to Question 2 of SAB Topic 1.B.1.

Response: We respectfully advise the Staff that Informa has revised the disclosure under Note 12 on page FS-39 of the Amended Registration Statement in response to the Staff’s comment. We further respectfully advise the Staff that they do not believe that it is practicable to produce an estimate of actual expenses that would have been incurred if the Business had been a stand-alone entity, as such amounts would necessarily be derived from estimates that are based on highly subjective assumptions, including assumptions as to organizational structure and strategic decisions regarding the Business, as well as assumptions regarding the Business’s information technology and other infrastructure spending.

General

13.	Please revise to disclose expected beneficial ownership information for the combined company.

Response: We respectfully advise the Staff that Toro has included the requested disclosure starting on page 348 of the Amended Registration Statement in response to the Staff’s comment.

If you require additional information, please telephone the undersigned at (212) 230-8804. Thank you for your assistance.

Sincerely,

/s Andrew P. Alin
Andrew P. Alin

cc:

Charles D. Rennick

Vice President, General Counsel and Corporate Secretary

TechTarget, Inc.

Daniel T. Noreck

Chief Financial Officer

TechTarget, Inc.

Joseph B. Conahan

Wilmer Cutler Pickering Hale and Dorr LLP

John A. Healy

Benjamin K. Sibbett

Jonathan D. Bobinger

Clifford Chance US LLP